EXHIBIT 2

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On January 14, 2014, Sandell Asset Management Corp. ("SAMC") filed a complaint with the Delaware Court of Chancery against the Issuer, Steven A. Davis (the Chairman and Chief Executive Officer of the Issuer) and each other director of the Issuer to challenge the Board's purported unilateral amendment of the By-laws of the Issuer (the "Bylaws") on November 18, 2011 (the "Contested Bylaw Amendment") in which the Board sought to, among other things, reverse an amendment to the Bylaws adopted by the Issuer's stockholders at the Issuer's annual meeting on August 23, 2011 and instead impose an 80% supermajority stockholder vote to amend any of the Bylaws (the "Complaint"). Pursuant to the Complaint, SAMC seeks a declaratory judgment that the Contested Bylaw Amendment is invalid and unenforceable and that a simple majority vote is all that is required to amend certain Bylaws, consistent with the Bylaws in existence prior to the Board's adoption of the Contested Bylaw Amendment. In the Complaint, SAMC specified that it intends to solicit written consents to increase the size of the Board and ultimately nominate and elect new, independent directors. The foregoing summary of the Complaint is qualified in its entirety by reference to the full text of the Complaint, a copy of which is filed herewith as Exhibit 9 and is incorporated by reference herein.

On January 14, 2014, SAMC issued a press release announcing that it had filed the Complaint. In the press release, SAMC stated its belief that the Board's actions were outrageous and reiterated its intent to pursue a consent solicitation with respect to the Issuer. A copy of the press release is filed herewith as Exhibit 10 and is incorporated herein by reference.